FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, March, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

                                                                                              Contact: Lynn Martenstein (305) 539-6573
                                                                                              Michael Sheehan (305) 539-6572

                         For Immediate Release

CELEBRITY CRUISES CANCELS ONE CARIBBEAN CRUISE

MIAMI — March 12, 2004 — Celebrity Cruises will swap the itineraries of two sister ships, Infinity and Millennium, and use Millennium for two Panama Canal cruises on March 28 and April 11, previously scheduled on Infinity. The change will allow Infinity to enter dry dock to replace thrust-bearing units in its propulsion system. Consequently, the March 28 sailing by Millennium to the eastern Caribbean has been canceled.

        Once Infinity emerges from dry dock, the ship will adopt the Millennium itineraries for three sailings to the Caribbean on April 4, 11, and 18. The two ships will return to their normal itineraries April 25.

        “I want to apologize to all of our guests affected by this unexpected situation,” said Jack Williams, president and chief operating officer of Celebrity Cruises. “The cancellation of a cruise always has an undesirable impact on our guests, so we always try to make decisions that will affect the least number of guests. It’s clear that swapping the itineraries of Infinity and Millennium will cause the least disruption for the majority of our guests.”

        The cancelled sailing is a seven-night cruise, departing Port Everglades and visiting Casa de Campo, San Juan, St. Thomas, and Nassau. Guests booked on the cancelled sailing will receive a full refund and a voucher for a free Celebrity cruise to the Caribbean, of seven nights or less, that concludes before November 30, 2005, excluding Christmas and New Year’s sailings. Travel agents will receive full commissions, plus a $50 rebooking fee per stateroom when their clients reschedule their cruise.

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        Celebrity has established a special Help Desk to assist guests and travel agents. That toll-free number is 1-888-837-5676.

        The cancelled cruise is expected to have a negative impact on the earnings of Royal Caribbean Cruises Ltd. of $0.02 to $0.03 per share.

        Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 28 ships in service and two under construction or on firm order. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

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SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ BLAIR GOULD —————————————— Blair Gould Vice President - Corporate Controller

Date: March 12, 2004